HCBF HOLDING COMPANY, INC

200 S. Indian River Drive, Suite 101

Fort Pierce, Florida 34950

June 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt, Attorney-Advisor

Re:	HCBF Holding Company, Inc. — Request for Acceleration

Registration Statement on Form S-4

File No. 333-217395

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), HCBF Holding Company, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time, on Tuesday, June 20, 2017, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to David Scileppi of Gunster, Yoakley & Stewart, P.A. at (954) 713-6433.

Yours truly,

HCBF Holding Company, Inc.

/s/ Randall A. Ezell

Name: Randall A. Ezell
Title: Chief Financial Officer

cc:	David C. Scileppi, Esq.

Gunster, Yoakley & Stewart, P.A